EXHIBIT (a)(1)(iv)

World Trade Center Chicago

444 Merchandise Mart

Chicago, IL 60654-1005

312-222-4636

July 27, 2004

To Our Stockholders:

We are offering to purchase up to 11,200,000 shares of common stock of CCC Information Services Group Inc. (“CCC”) at a price of $18.75 per share, net to the seller in cash, without interest. The number of shares to be purchased by us includes shares that may be tendered upon conditional exercise of vested stock options having an exercise price of less than $18.75 per share and shares that may be tendered upon conditional exercise of warrants.

Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and Letter of Transmittal. Shares held in accounts under the CCC Employee Stock Purchase Plan and shares held in CCC Information Services Inc.’s 401(k) Plan may be tendered as described in Section 3 of the Offer to Purchase.

We encourage you to read these materials carefully before making any decision with respect to the offer. The offer will expire at 5:00 p.m., New York City time, on Tuesday, August 24, 2004 unless we extend it.

None of CCC, our Board of Directors, the Dealer Managers, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. Certain major stockholders, directors and officers have indicated that they intend to tender, in the aggregate, approximately 13,810,508 shares beneficially owned by them (including shares underlying certain exercisable warrants and options). As a result, we expect that tendered shares will be purchased on a pro rata basis, except for holders of “odd lots” (holdings of fewer than 100 shares) who tender all their shares, which will be purchased on a priority basis. Proration for each stockholder tendering shares (other than holders of “odd lots”) shall be based on the ratio of the total number of shares that CCC accepts for purchase less odd lot shares tendered to the total number of shares properly tendered (and not properly withdrawn) by all stockholders less odd lot shares tendered, subject to conditional tenders. It is anticipated that as a result of the expected high level of participation and the resulting proration, the proportional beneficial ownership of the Company will not change significantly as a result of the tender offer.

Any stockholder whose shares are properly tendered directly to Computershare Trust Company of New York, the Depositary for the offer, and purchased in the offer, will not incur the usual transaction costs associated with open market sales. If you own fewer than 100 shares, the offer is an opportunity for you to sell your shares without having to pay odd lot discounts.

If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed materials.

If you have any questions regarding the offer or need assistance in tendering your shares, please contact Credit Suisse First Boston LLC or Jefferies & Company, Inc., the Dealer Managers for the offer, at (800) 881-8320 or (800) 933-6656, respectively, or Georgeson Shareholder Communications Inc., the Information Agent for the offer, at (800) 255-4719.

Sincerely,

Githesh Ramamurthy Chairman and Chief Executive Officer

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